EXHIBIT 99.4

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rubicon Minerals Corporation (the “Company”) on Form 40-F for the period ended December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael A. Lalonde, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 27, 2015	Original signed by: /s/ Michael A. Lalonde Michael A. Lalonde President and Chief Executive Officer Rubicon Minerals Corporation

A signed original of this written statement required by Section 906 has been provided to Rubicon Minerals Corporation and will be retained by Rubicon Minerals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.